Supplement filed pursuant to Rule 253(g)(2)

File No.  024-11077

SUPPLEMENT NO. 1 DATED JUNE 15, 2022

TO OFFERING CIRCULAR DATED NOVEMBER 18, 2021

CalTier Fund I, LP

This document supplements, and should be read in conjunction with, the Offering Circular dated November 18, 2021 of CalTier Fund I, LP (the “Company”) as subsequently amended or supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated November 18, 2021, is available HERE.

The purpose of this supplement is to:

•	Reduce the minimum investment amount for subsequent investments by existing investors in the Company from $500 to $50 for US persons and from $5,000 to $1,000 for Non-US persons. The Company can modify or reduce this amount in its sole discretion. If the Company decides to reduce or modify this amount, it will be reflected on the Company’s offering page.
•	To inform our investors that, since the filing of the Offering Circular, the Company has not adjusted the price per unit for its units representing limited partnership interests being sold in this offering (with such adjustment being the price equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter). As required by the Company’s operating agreement, the Company intends to start filing on a quarterly basis supplements to the Offering Circular disclosing the quarterly determination of our NAV per unit that will be applicable for such fiscal quarter, which we refer to as a pricing supplement. The first such supplement will be filed around June 30, 2022.

As a result, the Company amends and restates the following portions of its Offering Circular:

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS, page 23, paragraph 4.

The minimum investment is $500 for US persons or $5,000 for Non-US persons. Investors may purchase additional limited partnership interests in minimum increments of $50 for US persons and $1,000 for Non-US persons.

SECURITIES BEING OFFERED, page 48, subsection entitled “Quarterly Net Asset Value Share Price Adjustments”

Quarterly Net Asset Value Share Price Adjustments

Our General Partner set our initial offering price at $5.00 per unit, which will continue to be the purchase price of the company’s units until June 30, 2022. Thereafter, the per unit purchase price in this offering will be adjusted every fiscal quarter and, as of July 1st, October 1st, January 1st, and April 1st, of each year (or as soon as commercially reasonable and announced by us thereafter), will be equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

Beginning on June 30, 2022, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per unit that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that would cause our NAV per unit to change by 5% or more from the last disclosed NAV. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable and will update the NAV information provided on our website. We will also use that updated NAV per unit as the offering price for new units for the remainder of that fiscal quarter.

Any subscriptions that we receive prior to the end of a fiscal quarter will be executed at a price equal to our NAV per unit applicable to such fiscal quarter. Thus, even if settlement occurs in the following quarter, the purchase price for the units will be the price in effect at the time the subscription was received.